Exhibit 99.90

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of First Phosphate Corp. (the “Company”) of our reports dated June 29, 2026 and June 27, 2025, relating to the financial statements of the Company, for the years ended February 28, 2026 and 2025, and the years ended February 28, 2025 and 2024 respectively, which appear in the Registration Statement on Form 40-F dated July 29, 2026.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

July 29, 2026